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                            February 2, 2022

       Haim Ratzabi
       Chief Financial Officer
       Jeffs' Brands Ltd
       3 Hanechoshet Street
       Tel Aviv, Israel
       6971068

                                                        Re: Jeffs' Brands Ltd
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
11, 2022
                                                            CIK No. 0001885408

       Dear Mr. Ratzabi:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Our Company, page 1

   1. We note your response to our prior comment 3 and your amended disclosure on page 1.
                                                        The numerical values
disclosed in the third, fourth and fifth paragraph appear to be in thousands. Please
revise to clarify that fact.
 Haim Ratzabi
FirstName  LastNameHaim   Ratzabi
Jeffs' Brands Ltd
Comapany2,NameJeffs'
February    2022      Brands Ltd
February
Page   2 2, 2022 Page 2
FirstName LastName
Industry Overview and Market, page 3

2. We note your response to our prior comment 4 and your amended disclosure indicating
         "[i]n 2020, Amazon   s sales (by country (in billion U.S. dollars)),
which are not
         necessarily indicative of our current or future sales." Please amend your disclosure to clarify why these sales are not indicative of your sales, including that while you sell products on Amazon, you are not affiliated with Amazon.
Recent Results, page 5

3. You state that adjustments to your preliminary estimates "could be material" and "undue reliance should not be placed on the preliminary estimates." If you disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove these disclosures, as they imply that investors should not rely on the information presented. Also, revise your disclosures to provide context related to your preliminary expense and net income (loss) amounts for the year ended December 31,
         2021.
Risk Factors
"Economic regulation, trade restrictions, and increasing manufacturing costs . .. .", page 19

4. We note your response to comment 7 and your amended disclosure on page 19, including your disclosure that "government trade policies, including the imposition of tariffs, export restrictions, sanctions or other retaliatory measures could limit our ability to source materials and products from China at acceptable prices or at all." Please amend your disclosure to briefly describe the specific trade policies, tariffs, export restrictions, and sanctions that currently impact or will potentially impact your business and operations.
Business, page 57

5.       We note your response to our prior comment 17 and reissue in part. We note your
         disclosure that the company is a holding company for three e-commerce companies, Smart
         Repair Pro, Purex and Top Rank. We also note your disclosure that two online stores,
         Whoobi Store and Knifeplanet Store, contribute a significant percentage of your revenue for the most recent interim period. Please revise in an appropriate section to clarify the online stores, brands, and products owned by each individual e-commerce company.
 Haim Ratzabi
FirstName  LastNameHaim   Ratzabi
Jeffs' Brands Ltd
Comapany2,NameJeffs'
February    2022      Brands Ltd
February
Page   3 2, 2022 Page 3
FirstName LastName
       You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Katherine Bagley at 202-551-2545 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:      Angela Gomes